Contact

www.linkedin.com/in/april-magill-
aia-ncarb-6202ab27 (LinkedIn)
www.rootdownhouseplan.com/
(Company)
www.rootdownbuildingcollective.org/
(Company)

Top Skills

Architectural Design

Revit

Sustainable Design

Languages

Spanish

English

Publications

Cover Story in 'The Last Straw'

Feature in Charleston's Post and
Courier

Feature in Charleston's Post and
Courier

April Magill, AIA, NCARB

Executive Director/Founder of Root Down Building Collective 501c3
+ Principal Architect/ Owner of Root Down Designs, LLC + Owner
Root Down House Plan Co. + Adjunct Professor at the American
College of Building Arts
Charleston, South Carolina, United States

Summary

April is the Executive Director of Root Down Building Collective,
Principal Architect and Owner of Root Down Designs (est. 2011),
an Adjunct Professor at The American College of the Building Arts,
a Natural Builder, Educator & Workshop Facilitator, a Community
Leader, & Mother of two. April founded RDD with a mission to bring
truly sustainable, regenerative, and equitable housing to South
Carolina. During these 12 years, she has seen the pervasive racial
discrimination and wealth inequity issues in SC stop the growth of
these much-needed structures. Her newest endeavor, Root Down
Building Collective (est. 2023) looks to push beyond these limits
by empowering Black Americas, Women, and other marginalized
groups as artisans, farmers, and other skilled trades by providing
training programs in hemp-based building products.

April has led over 4 dozen community-building workshops and
is a keynote speaker and presenter to many organizations and
universities. Her passion for engaging with communities and
involving people in the process of building is essential and a major
passion. She is a true visionary for resilient and healthy buildings for
a healthy future!

Root Down Building Collective is a 501c3 non-profit organization.
RDBC understands that long-term, sustainable, & equitable housing
solutions can only be accomplished through a holistic approach. The
problems contributing to our current housing crisis are multifaceted
and must be addressed through multiple pathways. In order to
create both carbon-negative & equitable homes, we must address
the building materials, the construction methodologies, and the
policies and codes governing them. We are taking a collective
approach, working with a growing team of regional professionals
and stakeholders to advance regenerative, bio-regional building

materials, and methods through continued research, development, pilot projects, and more.

Root Down Designs is a licensed Architecture firm specializing in High-Performance, Sustainable, and Climate-Smart building solutions, offering custom architectural services, licensed in SC and NC.

Root Down House Plan Co. offers a collection of previously Architect-designed house plans, available as stock plans, highly-detailed, almost permit-ready, detailed for a southeastern client. Our plans come with both code-minimum and high-performance specifications, offering clients options. All plans can be custom-modified.

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Experience

Root Down Building Collective
Executive Director
January 2023 - Present (1 year 10 months)
South Carolina

http://www.rootdownbuildingcollective.org
RDBC is a collective of regional professionals and stakeholders,
collaboratively developing multiple strategies, including but not limited to:
-The development of new climate-smart building materials and methods
- Equitable housing strategies
- Workforce development in newly emerging construction industries
- Diversification of skilled labor in the construction trades
- Economic development in underserved regions of the south
- Regenerative agricultural integration with building technology
- Digital technology integration with building technology, and more.

Root Down Designs
Principal Architect/Owner
April 2011 - Present (13 years 7 months)
Charleston, SC

http://www.rootdowndesigns.com/
Root Down Designs is a full service architectural & consulting firm specializing in high performance & regenerative building solutions. Our focus is on creating healthy buildings by using earth friendly alternatives and conventional-hybrid

methods of construction for both residential and commercial structures. We excel in working with project-specific budgets and in helping clients to clearly define their goals. We work hand-in-hand with our clients to co-develop their vision and help to execute and manage the project within their unique parameters. From Affordable Housing solutions, to backyard Yoga Huts to Conservation Developments to Eco-Resorts, Root Down Designs easily adapts to the specific size and complexity of each project, navigating the building process so that you don't have to.

American College of the Building Arts
Adjunct Professor of Sustainable Building Methods
2017 - Present (7 years)
Charleston, South Carolina Area

Education through hand's on building projects with a community service focus.

LS3P ASSOCIATES LTD.
Architect
April 2008 - April 2011 (3 years 1 month)
Charleston, South Carolina Area

Project Manager/Support Architect - multi-family housing, commercial, federal government

Beau Clowney Design
Intern Architect
April 2006 - April 2008 (2 years 1 month)
Charleston, SC

High-end custom residential and historic renovations

Rosenblum Coe Architects, Inc.
Architectural Intern
August 2004 - August 2006 (2 years 1 month)
Charleston, South Carolina Area

Commercial projects, institutional, civic, residential

Education

Virginia Tech
Bachelor of Architecture (B.Arch.), Architecture · (1998 - 2004)